Filed by Buckeye Partners, L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Buckeye GP Holdings L.P.
Commission File No.: 001-32963

Buckeye Partners, L.P. ("BPL") Buckeye GP Holdings L.P. ("BGH") Merger Overview October 2010

Legal Notice / Forward-Looking Statements Forward-Looking Statements Certain statements contained in this presentation that are not historical facts are forward-looking statements. These statements may be identified by their use of predictive, future-tense, or forward-looking words, such as "anticipates," "estimates," "expects," "forecasts," "intends," "outlook," "plans," "projects," "should," "targets," "will," or similar terms. Forward-looking statements are based on Buckeye GP LLC's and MainLine Management LLC's estimates, assumptions and expectations of future events and are subject to a number of risks, contingencies, and uncertainties. None of Buckeye GP LLC, MainLine Management LLC, BPL, or BGH can guarantee that these estimates, assumptions, and expectations will prove to be accurate or will be realized. Buckeye GP LLC, MainLine Management LLC, BPL, and BGH disclaim any intention or obligation, other than as required by law, to update or revise any forward-looking statements. Although Buckeye GP LLC and MainLine Management LLC believe that the assumptions underlying these statements are reasonable, investors are cautioned that such forward-looking statements are inherently uncertain and necessarily involve risks that may affect BPL's or BGH's business prospects and performance, causing actual results to differ from those discussed during this presentation. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in BPL's and BGH's Annual Reports on Form 10-K for the year ended December 31, 2009 and most recently filed Quarterly Reports on Form 10-Q. BPL and BGH have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission ("SEC") in relation to the merger. Investors are urged to read these documents carefully because they contain important information regarding BPL, BGH, and the transaction. A definitive joint proxy statement/prospectus has been filed and sent to unitholders of BPL and BGH seeking their approvals as contemplated by the merger agreement. Investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about BPL and BGH, without charge, at the SEC's website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at (800) 422-2825, or by accessing www.buckeye.com or www.buckeyegp.com. BPL, BGH, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in BPL's and BGH's Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the definitive joint proxy statement/prospectus.

Buckeye Partners Overview Proven 23-year track record as a publicly traded partnership through varying economic and commodity price cycles Distribution increases in each of the last 25 consecutive quarters Diversified portfolio of assets provide balanced mix of stability and growth Reorganization in 2009 supports partnership objective to be a best-in-class asset manager Substantial asset positions in markets served with visible opportunities for continued growth Market capitalization of approximately $3.2 billion Announced merger with BGH will strengthen BPL's competitive position by lowering its cost of equity capital, enhance BPL's distribution growth by the removal of IDRs, and improve BPL's ownership profile by increasing float and liquidity Overview

Buckeye Partners' Business Strategy Generate stable cash flows Achieve highest asset utilization at the lowest cost per unit Provide best-in-class customer service Operate in a safe and environmentally responsible manner Optimize and expand / diversify our portfolio of energy assets Maintain an investment-grade credit rating (currently rated BBB / Baa2) Generate increased cash distributions to our unitholders Business Strategy

BPL Business Segments

LTM Segment Adjusted EBITDA ($MM) (1)



$11.4
$5.0
$37.6
$97.8
$233.5
Pipeline Operations
Terminalling & Storage
Natural Gas Storage
Energy Services
Development & Logistics

BPL Business Segments

- Pipeline Operations (61% of Adjusted EBITDA)
  - Owns and operates ~5,400 miles of pipeline and services ~100 delivery locations
  - Transports refined petroleum products (gasoline, jet fuel, diesel fuel, heating oil, and other products)
- Terminalling & Storage (25% of Adjusted EBITDA)
  - Includes 67 terminals that provide bulk storage and throughput services (2)
  - Aggregate storage capacity of ~27 million barrels (2)
- Natural Gas Storage (10% of Adjusted EBITDA)
  - Provides natural gas storage services through a facility based in northern California
  - ~40 Bcf of natural gas storage capacity (including pad gas)
- Energy Services (3% of Adjusted EBITDA)
  - Wholesale distributor of refined petroleum products in areas also served by BPL's pipelines and terminals
- Development & Logistics (1% of Adjusted EBITDA)
  - Consists primarily of terminal and pipeline operations and maintenance services and related construction services for third parties
  - ~2,400 miles of pipeline under operation and maintenance contracts

1. *As of 6/30/10. Last twelve months is full year 2009 figures, plus first half 2010 figures, minus first half 2009 figures.*
2. *Includes terminals and storage capacity from other segments.*

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Key Highlights ~5,400 miles of pipeline ~2,400 miles of pipeline under operation and maintenance contracts 67 refined petroleum product terminals ~27 million barrels of storage capacity ~40 Bcf of natural gas storage capacity (including pad gas) in northern California Asset Map Terminal and Delivery Locations

Proposed Marcellus Union Pipeline Project Proposed Marcellus Union Pipeline Asset Map Buckeye's proposed Marcellus Union Pipeline would provide Marcellus area gas producers a competitive pipeline alternative for transporting NGLs from supply sources to destination markets 90 - 170 Mb/d pipeline to transport NGLs to Chicago and Sarnia, Canada Initial estimated tariff of $0.14 - $0.17 / gallon A non-binding open season concluded in early April 2010 demonstrated significant interest from producers Working with Nova Chemicals and producers to secure long-term transportation commitments Anticipated pipeline construction will take ~2.5 years to complete Proposed Marcellus Union Pipeline

Financial Performance Adjusted EBITDA ($MM) Coverage (Declared) (2) Net Debt / Adjusted EBITDA Distributions Per Unit As of 6/30/10. Last twelve months is full year 2009 figures, plus first half 2010 figures, minus first half 2009 figures. Distributable cash flow divided by cash distributions declared for respective periods.

BPL / BGH Proposed Merger BPL and BGH have reached an agreement to merge in a tax-free, 100% unit exchange The merger must be approved by a majority of each of BPL's and BGH's unitholders The GP sponsors have committed to vote in favor of the merger, subject to limited exceptions BGH unitholders will receive 0.705 BPL units in exchange for each BGH unit they own Following the merger, the former BGH unitholders will own ~28% of BPL's outstanding LP units The current GP sponsors will continue their investment in BPL via an ~17% ownership of BPL's outstanding LP units Incentive distribution rights, 0.5% economic interest of BPL's GP, and ~1.0% economic interest in BPL's operating partnerships will be eliminated BGH currently receives approximately 30% of incremental cash flows distributed to BPL's partners The BPL management team will continue in their current roles All of BGH's independent directors are expected to join BPL's board of directors BPL expects to continue its recent pattern of quarterly distribution increases Unitholder meetings to vote on the merger will be held on November 16, 2010 Transaction Overview

Proposed Merger Benefits Strengthens Competitive Position Lowers BPL's cost of equity capital by eliminating the IDRs paid by BPL to BGH Enhances BPL's ability to compete successfully for high-growth acquisition opportunities and expansion projects Maintains BPL's strong balance sheet and liquidity to further facilitate growth by completing the transaction with 100% equity consideration (merger viewed positively by credit rating agencies) Increased trend by MLPs to reduce their equity cost of capital by reducing or eliminating IDRs paid to their general partners through mergers or buy-down transactions MWE, MMP, NS, and SXL have reduced or eliminated their respective IDRs prior to the BPL / BGH merger proposal NRGY, EPD, PVR, and NRP have recently announced pending transactions to eliminate their respective IDRs Enhances Distribution Growth Profile Increases the potential for accelerated distribution growth over the long-term through the removal of the IDRs while maintaining the company's intention and pattern of quarterly distribution increases over the short-term Eliminates disproportionate allocation of distributable cash flows between the general partner and limited partners, resulting in 100% of distributions being paid to BPL unitholders Improves Ownership Profile Strengthens corporate governance by providing BPL unitholders with the right to elect seven of nine members of the Board of Directors, pending regulatory approval Increases BPL's public float, improving liquidity for LP units and expanding the pool of potential investors in BPL Simplifies the ownership structure to a single publicly traded entity, BPL Transaction Benefits

Post-Transaction Organization Structure (Simplified)

Pre-Merger Organization Structure


Kelso & Arclight Investor Groups Limited Partners
Public Limited Partners
61.9%
38.1%
Buckeye GP Holdings L.P. (1) (NYSE Symbol: BGH)
100.0%
Buckeye GP LLC General Partner
ESOP Limited Partner
3.0%
0.5% GP IDRs
96.4%
~1%
Buckeye Partners, L.P. (NYSE Symbol: BPL)
Public Limited Partners
~99%
100.0%
Operating Partnerships (2)
Other Subsidiaries (3)

Post-Merger Organization Structure


Public Limited Partners
Kelso & Arclight Investor Groups Limited Partners
ESOP Limited Partner
80.6%
17.3%
2.1%
Buckeye Partners, L.P. (NYSE Symbol: BPL)
100.0%
100.0%
Operating Partnerships (2)
Other Subsidiaries (3)

1. 80,000 L.P. units are held by BGH.
2. Principally composed of Pipeline Operations, Terminalling & Storage, and Development & Logistics segments.
3. Principally composed of Natural Gas Storage and Energy Services segment.

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Summary Consistent distribution growth, increasing coverage ratio, and improving credit metrics throughout economic slowdown Best practices initiative in 2009 has resulted in a more commercially focused and operationally efficient organization BPL assets are well positioned to benefit as the U.S. economy improves Energy Information Administration forecasts suggest overall refined products demand to stabilize or increase slightly in 2010 with a gradual increase in demand thereafter Lodi natural gas storage facility continues to be fully leased and will benefit as lease rates and commodity prices increase BES continues to optimize BPL's assets by increasing pipeline and terminal throughput Favorable industry fundamentals are expected to provide continued opportunities for growth Major oil companies have announced divestiture plans for midstream assets Build out of midstream infrastructure needed to support growing production from shale resource plays Proposed merger with BGH will reduce BPL's cost of equity capital and enhance BPL's competitive position for acquisition opportunities and expansion projects Key Points

Non-GAAP Reconciliations

Non-GAAP Reconciliations Non-GAAP Reconciliations EBITDA, a measure not defined under U.S. generally accepted accounting principles ("GAAP"), is defined by Buckeye as net income attributable to Buckeye's unitholders before interest expense, income taxes, and depreciation and amortization. The EBITDA measure eliminates the significant level of non-cash depreciation and amortization expense that results from the capital-intensive nature of Buckeye's businesses and from intangible assets recognized in business combinations. In addition, EBITDA is unaffected by Buckeye's capital structure due to the elimination of interest expense and income taxes. Adjusted EBITDA, which also is a non-GAAP measure, is defined by Buckeye as EBITDA plus: (i) non-cash deferred lease expense, which is the difference between the estimated annual land lease expense for Buckeye's natural gas storage facility in the Natural Gas Storage segment to be recorded under GAAP and the actual cash to be paid for such annual land lease, and (ii) non-cash unit-based compensation expense. In addition, Buckeye has excluded the $72.5 million of impairment expense related to the approximately 350-mile natural gas liquids pipeline from Wattenberg, Colorado, to Bushton, Kansas, that Buckeye sold in January 2010 (the "Buckeye NGL Pipeline") and the $28.1 million of expense for organizational restructuring from Adjusted EBITDA for the 2009 periods in order to evaluate our results of operations on a comparative basis over multiple periods. EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operations, or any other measure of financial performance presented in accordance with GAAP. The EBITDA and Adjusted EBITDA data presented may not be directly comparable to similarly titled measures at other companies because EBITDA and Adjusted EBITDA exclude some items that affect net income attributable to Buckeye's unitholders, and these measures may be defined differently by other companies. Management of Buckeye uses Adjusted EBITDA to evaluate the consolidated operating performance and the operating performance of the business segments and to allocate resources and capital to the business. In addition, Buckeye's management uses Adjusted EBITDA as a performance measure to evaluate the viability of proposed projects and to determine overall rates of return on alternative investment opportunities. Distributable cash flow is another measure not defined under GAAP. Distributable cash flow is defined by Buckeye as net income attributable to Buckeye's unitholders, plus depreciation and amortization expense, deferred lease expense for Buckeye's Natural Gas Storage segment, unit-based compensation expense and the senior administrative charge (all of which are non-cash expense items) and minus maintenance capital expenditures. Buckeye's management believes that distributable cash flow is useful to investors because it removes non-cash items from net income and provides a clearer picture of Buckeye's cash available for distribution to its unitholders. Buckeye believes that investors benefit from having access to the same financial measures used by Buckeye's management. Further, Buckeye believes that these measures are useful to investors because they are one of the bases for comparing Buckeye's operating performance with that of other companies with similar operations, although Buckeye's measures may not be directly comparable to similar measures used by other companies. Please see the attached reconciliations of each of EBITDA, Adjusted EBITDA, and distributable cash flow to net income attributable to Buckeye's unitholders.

Net Income to Adjusted EBITDA Adjusted EBITDA ($M) (1) In the first quarter of 2010, BPL revised its definition of Adjusted EBITDA to exclude non-cash unit-based compensation expense. Adjusted EBITDA for 2006, 2007, 2008, and 2009 have been restated in this presentation to exclude non-cash unit based compensation for comparison purposes.

Net Income to Distributable Cash Flow Distributable Cash Flow ($M) Represents cash distributions declared for respective periods.